



SECURITIES [...] SION

02004968

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 24388

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Concord Services L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Wacker Drive, Suite 350
(No. and Street)

Chicago, (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Henry A. Feldman, Jr. (312) 236-1525
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Henry A. Feldman, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Concord Services L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

Member

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
PROCESSING
RECEIVED
MAR 0 1 2002
SECTION

CONCORD SERVICES L.L.C.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717


SEC MAIL
RECEIVED
MAR 0 1 2002
PROCESSING
352
SECTION

INDEPENDENT AUDITORS' REPORT

Members of
Concord Services L.L.C.

We have audited the accompanying statement of financial condition of Concord Services L.L.C. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Concord Services L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Dunleavy & Company, P.C.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 14, 2002

CONCORD SERVICES L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$ 216,102
Receivable from brokers and dealers	121,773
Office furniture and equipment, at cost (net of accumulated depreciation of $40,514)	5,516
Other assets	2,144
TOTAL ASSETS	$ 345,535

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 60,754
Payable to related parties	142,852
Total Liabilities	$ 203,606
Members' Capital	
Class A members	$ 66,106
Class B members	75,823
Total Members' Capital	$ 141,929
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 345,535

The accompanying notes are an integral part of this financial statement.

CONCORD SERVICES L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Illinois on September 13, 1996 and will terminate on December 31, 2046. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation of office furniture and equipment is provided using the straight line method over three, five and seven year periods.

Gain on Sale of Assets - The gain on the sale of the customer base (see Note 7) is recorded as payments are received from the buyer of the customer base.

NOTE 2 - INCOME TAXES

As a limited liability company the Company files as a partnership for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

CONCORD SERVICES L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001

NOTE 3 - OPERATING AGREEMENT

The Company's operating agreement provides for Class A, B and C members and places certain restrictions on the transfer of ownership interests in the Company.

There are also certain restrictions placed on Class B and Class C members. Class B members are not able to participate in management of the Company unless certain criteria is met. Class C members have other restrictions regarding voting rights, etc. Additional information is included therein.

NOTE 4 - PROFIT SHARING PLAN

The Company has a discretionary profit-sharing plan, which is integrated with social security, covering substantially all of its employees. Included in this plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan and the Company may match any portion of the participant's contribution. For the year ended December 31, 2001 the employer contribution was $4,558.

On June 4, 1999 the Company merged this plan with the plan under the name of Concord Investment Group, Inc. D/B/A Concord Investment Company (see Note 5).

NOTE 5 - RELATED PARTIES

Through common ownership and management the Company is affiliated with Concord Investment Group, Inc. D/B/A Concord Investment Company (CIC), Concord Holdings L.L.C. (CH), Concord Trust Company L.L.C. (CTC) and Institutional Asset Management L.L.C.. At December 31, 2001 the Company owed CIC $21,738, CH $18,878 and CTC $102,236.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2001 the Company's net capital and required net capital were $134,269 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 152%.

NOTE 7 - SALE OF CUSTOMER BASE

During March, 2000 the Company entered into an agreement to sell its entire customer base. In consideration for this sale, the Company received $500,000 and is entitled to receive specified percentages of the gross revenues generated from these customers over an eighty-four month period, less adjustments for certain costs and an amortized portion of the $500,000 that it initially received. Pursuant to the terms of the agreement, the Company must make specified employees available to the buyer of the customer base (Buyer) for the entire payment period. The two members of the Company have guaranteed the buyer a minimum amount of revenues from this customer base. Other items are included in the aforementioned agreement.

During the year ended December 31, 2001 another entity assumed the obligations of the original Buyer.

Since the customer base was developed and not purchased or otherwise acquired, it had no carrying value on the Company's books. All amounts received pursuant to the sale are therefore included in "Gain on sale of assets" on the statement of income. In addition, since any payments to be received in the future are contingent upon revenues to be generated in the future, any such future payments received pursuant to the sale will be recorded as a gain only when such revenues are generated and received.